SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                               (Amendment No. 35-A)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  May 24, 2004
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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(3)    SEC Use Only
                     -----------------------------------------------------------

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(4)    Source of Funds (See Instructions)
                                          --------------------------------------

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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
       2(d) or 2(e).

|_|
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(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power     5,324,300***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power    3,483,900**
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  8,808,200**
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
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(13)   Percent of Class Represented by Amount in Row (11)   29.26 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.

** Includes shares owned by National Amusements, Inc.

*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
         -----------------------------------------------------------------------
         I.R.S. No. 04-2261332
         -----------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)    N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
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(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,483,900
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    3,483,900
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
       -------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)    11.57%
                                                          ----------------------

       -------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)   CO
                                                   -----------------------------

* Voting power subject to Voting Proxy Agreement, described in Item 6 of Amendment No. 19 to this Statement.

Item 1.   Security and Issuer.

This Amendment No. 35A is virtually identical to Amendment No. 35 filed on May 26, 2004 with the Commission, except that it contains Exhibits 1 and 2.



This Amendment No. 35 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power of 3,483,900 Common Shares, or approximately 11.57%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of May 10, 2004).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and no voting power, of 5,324,300 Common Shares, or approximately 17.68%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 8,808,200 Common Shares, or approximately 29.26%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2004).

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of Amendment No. 19 of this Statement.

          (c) Transactions effected since the filing of Amendment No. 34 to this Statement on Schedule 13D with the SEC on December 2, 2003. (All transactions were executed by Bear Stearns, New York, N.Y.):



             DATE              NO. SHARES                   PRICE

          12/02/2003               700                      27.01
          12/03/2003               300                      27.34

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 24, 2004 (the "Trade Date"), Mr. Sumner M. Redstone entered into a Share Forward Transaction (the "Transaction") with an unrelated third party ("Buyer") relating to 1,000,000 shares of common stock of the Issuer, pursuant to which Mr. Redstone has transferred some of the economic risk of owning the shares to Buyer. The confirmation relating to the Transaction is attached hereto as
Exhibit 2. The Transaction will be settled in three approximately equal tranches on April 25, 2005 with respect to tranche 1, May 24, 2005 with respect to tranche 2 and June 24, 2005 with respect to tranche 3 (the number of shares of common stock of the Issuer with respect to which each settlement relates being the "Reference Amount" for that settlement). The Transaction specifies a "Contingency Price" of $33.25 per share and a "Forward Floor Price" of $25.4423 per share. On each settlement date, Mr. Redstone, unless he has elected cash settlement as described in the following sentence, will deliver to Buyer: (i) if the "Settlement Price" (a market-based price as determined under the terms of the Transaction) for such settlement date is greater than the Contingency Price, a number of shares equal to the Reference Amount for that settlement date; and
(ii) if the Settlement Price is less than or equal to the Contingency Price, a number of shares equal to the Reference Amount for that settlement date plus an additional number of shares (the "Contingently Cash-Settled Delivery Amount") equal to (a) such Reference Amount multiplied by (b) the lesser of (x) the Contingency Price minus the Settlement Price and (y) the excess of the Contingency Price over the Forward Floor Price, divided by (c) the Settlement Price (except that if the Settlement Price is less than or equal to $10.00, Mr. Redstone shall deliver the Reference Amount of shares and make a cash payment to the Buyer in respect of the Contingently Cash-Settled Delivery Amount). In lieu of delivering shares, Mr. Redstone may elect cash settlement for any tranche. Mr. Redstone will receive a prepayment from Buyer in the amount of $33,250,000 within 3 business days of the Trade Date. The proceeds of the transaction are to be used for investment purposes.

In connection with the Transaction, Mr. Redstone will deposit and maintain 1,000,000 shares of common stock of the Issuer, and additional cash or securities with a value, after applicable haircuts, of $7,807,700, in a collateral account, maintained by the Buyer, to secure his obligations pursuant to the Transaction. He has also entered into an arrangement beginning on June 23, 2004, pursuant to which Buyer can cause the collateral to be loaned either to itself or to others.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.

Exhibit 2

A share forward agreement between Mr. Sumner M. Redstone and Bear Stearns Bank plc is attached hereto as Exhibit 2.

                                   Signatures
                                   ----------

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     May 26, 2004                  /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.

                                   By:   /s/ Sumner M. Redstone
                                         ----------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer


                                TABLE OF EXHIBITS
                                -----------------
EXHIBIT               DESCRIPTION
   1                  JOINT FILING AGREEMENT
   2                  SHARE FORWARD AGREEMENT


                                 Exhibit 1
                                 ---------

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executes this Agreement as of the 30th day of July, 2002.

                            NATIONAL AMUSEMENTS, INC.

                           By: /s/ Sumner M. Redstone
                               ----------------------
                            Name:  Sumner M. Redstone
                            Title: Chairman and
                                   Chief Executive Officer

                           By: /s/ Sumner M. Redstone
                               ----------------------
                               Sumner M. Redstone
                               Individually




				Exhibit 2
				---------

DATE:                      May 24, 2004

TO:                        Mr. Sumner M. Redstone
                           c/o National Amusements, Inc.
                           200 Elm Street
                           Dedham, MA 02026-4536
TELEPHONE:                 212-258-6310
FACSIMILE:                 212-258-6311

FROM:                      Derivatives Documentation
TELEPHONE:                 212-272-2711
FACSIMILE:                 212-272-9857

SUBJECT:                   Equity Derivatives Draft Confirmation

REFERENCE NUMBER(S):       NY29877

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into on the Trade Date specified below (the "Transaction") between Bear Stearns Bank plc ("Bear Stearns") and Mr. Sumner M. Redstone ("Counterparty"). This letter agreement constitutes the sole and complete Confirmation with respect to this Transaction.

1. Bear Stearns is an "Affiliate" for purposes of the Bear Stearns Account Agreement (the "Account Agreement") among each and every Affiliate (as defined in the Account Agreement) of Bear, Stearns & Co. Inc. and/or Bear, Stearns Securities Corp. and Counterparty dated as of May 24, 2004 and relating to account number 380-80847; therefore, this Transaction entitles Bear Stearns to all of the rights and remedies in respect of this Transaction set forth in the Account Agreement. These rights and remedies are in addition to, and not in substitution for, those which may be set forth in any account documentation relating to the account maintained by Counterparty at the applicable Affiliate.

     The parties agree that an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency-Cross Border) (the "Master Agreement") shall be deemed to have been executed and delivered by the parties on the Trade Date of the first Transaction that by its terms is intended to be governed by a Master Agreement. All provisions contained in, or incorporated by reference shall govern the Transaction referenced in this Confirmation, except as expressly modified below; provided, however, that Sections 3, 4, 5 and 6 of the Master Agreement shall not govern this Transaction. Subject to the foregoing, this Confirmation shall supplement, form a part of and be subject to the Master Agreement.

     This Confirmation is subject to and incorporates the 2000 ISDA Definitions (the "Definitions") and the 2002 Equity Derivatives Definitions (the "2002 Definitions"), each as published by ISDA. For purposes of the 2002 Definitions, this Transaction shall be a "Share Forward Transaction".

     In the event of any inconsistency between this Confirmation and the Definitions, 2002 Definitions, the Account Agreement or the Master Agreement, this Confirmation shall prevail. In the event of any inconsistency between the Master Agreement and the Account Agreement, the Account Agreement shall prevail.

2. The terms of the particular Transaction to which this Confirmation relates are as follows


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Page 2 of 9
NY29877


General Terms:

     Trade Date:                           May 24, 2004

     Seller:                               Counterparty

     Buyer:                                Bear Stearns

     Shares:                               Common shares of WMS Industries, Inc.
                                           currently trading under the ticker
                                           symbol "WMS"

     Tranche: Each of the three portions of this Transaction separately relating to a number of Shares equal to the Reference Amount

     Reference Amount:                     333,334 with respect to Tranche 1 and
                                           333,333  with respect to each of
                                           Tranches 2 and 3

     Aggregate Reference Amount:           1,000,000

     Variable Obligation:                  Applicable

     Prepayment:                           Applicable

     Prepayment Amount:                    USD 33,250,000.00

     Prepayment Date:                      Three Currency Business Days after
                                           the Trade Date

     Forward Floor Price:                  USD 25.4423

     Forward Cap Price:                    Not Applicable

     Contingency Price:                    USD 33.25

     Exchange:                             The New York Stock Exchange, Inc.

     Related Exchange(s):                  All Exchanges

     Clearance Systems:                    The Depository Trust Company (DTC)

     Calculation Agent:                    Bear Stearns

Valuation:

     Valuation Time:                       The Scheduled Closing Time

     Valuation Dates:                      April 25, 2005 with respect to
                                           Tranche  1, May 24, 2005 with respect
                                           to Tranche 2 and June 24, 2005 with
                                           respect to Tranche 3

Settlement Terms:

     Physical Settlement:                  To be determined per "Settlement
                                           Method Election"

     Settlement Currency:                  USD


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Page 3 of 9
NY29877


     Settlement Dates:                     In respect of each Tranche, three
                                           Currency Business Days after the
                                           relevant Valuation Date; provided,
                                           however, that any Settlement Date
                                           shall automatically be postponed so
                                           that neither Bear Stearns nor any
                                           Affiliate thereof would, after giving
                                           effect to such settlement, be a
                                           "beneficial owner" (within the
                                           meaning of Section 16 of the
                                           Securities Exchange Act of 1934, as
                                           amended, and the regulations
                                           promulgated thereunder) of more
                                           than 7% of the aggregate amount of
                                           the Shares outstanding.

     Settlement Method Election:           Applicable, subject to "Cash
                                           Settlement with respect to the
                                           Contingently Cash-Settled Payment
                                           Amount" below

     Electing Party:                       Seller

     Settlement Method Election Dates:     In respect of each Tranche, the fifth
                                           Scheduled Trading Day preceding the
                                           relevant Valuation Date

     Default Settlement Method:            Physical Settlement, subject to
                                           "Cash Settlement with respect to the
                                           Contingently Cash-Settled Payment
                                           Amount" below

     Contingently Cash-Settled Payment     An amount equal to (a) the Reference
     Amount                                Amount multiplied by (b) the excess
                                           of the Contingency Price over the
                                           Forward Floor Price

     Contingently Cash-Settled Delivery    An amount equal to (a) the Reference
     Amount                                Amount multiplied by (b) the lesser
                                           of (x) the Contingency Price minus
                                           the Settlement Price and (y) the
                                           excess of the Contingency Price over
                                           the Forward Floor Price divided by
                                           (c) the Settlement Price

     Number of Shares to be Delivered:     Section 9.5(c) of the 2002
                                           Definitions shall be amended and
                                           restated in its entirety as follows:

                                               Under a Share Forward Transaction
                                               for which "Variable Obligation"
                                               is applicable:

                                               (i)  If the Settlement Price is
                                                    less than or equal to the
                                                    Contingency Price, a number
                                                    of Shares equal to the
                                                    Reference Amount plus the
                                                    Contingently Cash-Settled
                                                    Delivery Amount; and

                                               (ii) If the Settlement Price is
                                                    greater than the Contingency
                                                    Price, a number of Shares
                                                    equal to the Reference
                                                    Amount.

Page 4 of 9
NY29877


     Cash Settlement with respect to       Notwithstanding anything set forth
     the Contingently Cash-Settled         herein to the contrary, if this
     Payment Amount:                       Transaction is Physically-settled,
                                           and if the Settlement Price on the
                                           relevant Valuation Date is less than
                                           or equal to USD 10.00, then in lieu
                                           of a delivery by Counterparty of the
                                           portion of the Number of Shares to be
                                           Delivered consisting of the
                                           Contingently Cash-Settled Delivery
                                           Amount, Counterparty shall pay on the
                                           relevant Settlement Date USD cash in
                                           an amount equal to the Contingently
                                           Cash-Settled Payment Amount.

Settlement Terms if Cash Settlement is Applicable:

     Settlement Prices:                    Each to be determined in accordance
                                           with the 2002 Definitions

     Cash Settlement Payment Dates:        In respect of each Tranche, three
                                           Currency Business Days after the
                                           relevant Valuation Date

Dividends: In respect of each Tranche of the Transaction, Seller shall pay Buyer on each Dividend Payment Date an amount equal to the related Dividend Amount multiplied by the Reference Amount.

     Dividend Amount:                     In respect of the related Dividend
                                          Payment Date, 100% of the gross cash
                                          dividend per Share most recently
                                          declared by the Issuer to holders of
                                          record of a Share, where the date that
                                          the Shares have commenced trading
                                          ex-dividend on the Exchange occurs
                                          during the period from and including
                                          the immediately prior Dividend Payment
                                          Date (or the Trade Date in the case of
                                          the first Dividend Payment Date) to
                                          but excluding the related Dividend
                                          Payment Date.

     Dividend Payment Dates:              With respect to each Tranche of the
                                          Transaction, each Currency Business
                                          Day immediately following the day on
                                          which the related Dividend Amount is
                                          paid by the Issuer; provided that each
                                          Dividend Payment Date shall occur
                                          during the Dividend Period and that
                                          the last Dividend Payment Date shall
                                          fall on the relevant Valuation Date.

     Extraordinary Dividend:              Not Applicable

     Excess Dividend Amount:              Not Applicable

     Dividend Period:                     With respect of each Tranche, the
                                          period from but excluding the Trade
                                          Date to and including the relevant
                                          Valuation Date

Share Adjustments:

Page 5 of 9
NY29877


      Method of Adjustments:              Calculation Agent Adjustment;
                                          provided, however, that any reference
                                          to "Number of Shares" in Section
                                          11.2(c) of the 2002 Definitions shall
                                          be replaced with "Reference Amount".

Consequences for Merger Events:

     Share-for-Share:                     Alternative Obligation; provided,
                                          however, that any reference to "Number
                                          of Shares" in Section 12.2(a) of the
                                          2002 Definitions shall be replaced
                                          with "Reference Amount".

     Share-for-Other:                     Modified Calculation Agent Adjustment

     Share-for-Combined:                  Component Adjustment

     Determining Party:                   Buyer

Tender Offer:                             Applicable

Consequences of Tender Offers:

     Share-for-Share:                     Alternative Obligation; provided,
                                          however, that any reference to "Number
                                          of Shares" in Section 12.2(a) of the
                                          2002 Definitions shall be replaced
                                          with "Reference Amount".

     Share-for-Other:                     Modified Calculation Agent Adjustment

     Share-for-Combined:                  Component Adjustment

     Determining Party:                   Buyer

Nationalization, Insolvency or Delisting: Cancellation and Payment

Determining Party:                        Buyer

Additional Disruption Events:

     Change in Law:                       Applicable

     Failure to Deliver:                  Applicable

     Insolvency Filing:                   Applicable

     Increased Cost of Stock Borrow:      Applicable

     Initial Stock Loan Rate:             0.00%

     Hedging Party:                       Buyer

     Determining Party:                   Buyer

Non-Reliance:                             Applicable

Agreements and Acknowledgements           Applicable
Regarding Hedging Activities:

Additional Acknowledgements:              Applicable


Additional Representations and Covenants of Counterparty.

(a) Counterparty represents and warrants to Bear Stearns (which representation and warranty will be deemed repeated at all times during the period from and including the Trade Date to and including the Settlement Date or Cash Settlement Date (as the case may be)) that:

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Page 6 of 9
NY29877


     (i) the Shares pledged as Collateral under this Transaction and any Shares delivered to Buyer hereunder in connection with this Transaction are not and shall not be subject to any condition to or restriction on the ability of the holder thereof to freely sell, assign or otherwise transfer such Shares, including any contractual restriction, requirement for receipt of approval, limitations on the status of transferees, deliveries of certifications, opinions or other documents (other than a stock power or like instrument of transfer), or requirement of registration or prospectus delivery;

     (ii) Counterparty is not an "affiliate" of the Issuer within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended, or any successor rule, regulation or provision; and

     (iii) Counterparty is not, as of the Trade Date and any date on which a Settlement Method Election is made, in possession of any material non-public information with respect to the Issuer.

(b) Counterparty shall deliver on or prior to each of (i) the Trade Date, (ii) the Settlement Date or the Cash Settlement Date (as applicable) and (iii) upon one week's notice to Counterparty, any other day as required by Bear Stearns, an unqualified opinion from Shearman & Sterling (or another international law firm of like stature) addressed to Bear Stearns (and if required by Bear Stearns, to the Issuer and/or the transfer agent for the Shares) stating that Counterparty is not on any such relevant date an "affiliate" of the Issuer within the meaning of the Securities Act of 1933, as amended, and of Rule 144 promulgated thereunder. Failure to deliver any such opinion shall constitute a Default with respect to Counterparty under the Account Agreement if such failure remains uncured on the third Currency Business Day following the date of required delivery.

Events of Default.

For the avoidance of doubt and without limiting any obligations or liabilities of Counterparty under the Account Agreement, any breach by Counterparty of clause (a) or (b) under "Additional Representations of Counterparty" above shall constitute a Default (as defined in the Account Agreement) under Section 6(e) of the Account Agreement.

Collateral Provisions.

(a) On or before the Currency Business Day following the Trade Date, Counterparty shall deliver to and at all times maintain with Bear Stearns as collateral (i) Shares in number equal to the Aggregate Reference Amount and (ii) cash or securities in a form acceptable to Bear Stearns with a haircut USD value equal to (the value of any securities, including without limitation any applicable haircuts applied thereto, being determined by Bear Stearns, provided that such haircuts shall be consistent with the terms of the account agreement dated as of September 15, 1993 among Counterparty, Bear, Stearns Securities Corp. and Bear, Stearns & Co. Inc. with respect to account # 248-03709) (x) the excess of the Contingency Price over the Forward Floor Price multiplied by (y) the Aggregate Reference Amount.

(b) These Collateral Provisions shall be deemed a security agreement, and shall be governed by the laws of the State of New York, without giving effect to the conflicts or choice of law provisions thereof. The Counterparty hereby grants a first priority continuing security interest in all Collateral provided hereunder and in any and all substitutions therefor, proceeds thereof and distributions thereon. These Collateral Provisions constitute a Credit Support Document and the failure by a party to deliver or return Collateral in accordance with these Collateral Provisions (if such failure is not remedied on or before the Local Business Day after notice of such failure is given to such party) shall constitute a Default for purposes of Section 6 of the Account Agreement with respect to such party. (c) Any Collateral to be held pursuant to these Collateral Provisions shall be maintained subject to the Account Agreement.

(d) The parties agree that, notwithstanding this Confirmation or the Account Agreement Bear Stearns may only borrow, repledge, use in its own business and rehypothecate the Shares pledged by Counterparty as Collateral on the terms agreed between the parties in the

Page 7 of 9
NY29877


separate letter agreement relating to securities lending arrangements dated as of the Trade Date.

Agency. Counterparty acknowledges that Bear, Stearns & Co. Inc. ("BS&C") has acted as agent for Counterparty solely for the purposes of arranging this Transaction with its Affiliate, Bear Stearns and has acted as agent for Bear Stearns (without accepting any liability for Bear Stearns's performance or non-performance of Bear Stearns's obligations under the Transaction) in connection with the execution of this confirmation on Bear Stearns's behalf. This Confirmation is being provided by BS&C in such capacity. Upon your written request, BS&C will furnish you with the time at which this Transaction was entered into.

Non-Confidentiality. Notwithstanding any agreement or representation, written or oral, made by either party in connection with this Transaction, each of the parties (and each employee, representative, or other agent of the aforementioned) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of any Transaction hereunder and all materials of any kind (including opinions or other analyses) that are provided to it relating to such tax treatment and tax structure.

Additional Provisions

Non-Reliance. Each party represents to the other party that (a) it has not received and is not relying upon any legal, tax, regulatory, accounting or other advice (whether written or oral) of the other party regarding this Transaction, other than representations expressly made by that other party in this Confirmation and in the Account Agreement and (b) in respect of this Transaction, (i) it has the capacity to evaluate (internally or through independent professional advice) this Transaction and has made its own decision to enter into this Transaction and (ii) it understands the terms, conditions and risks of this Transaction and is willing to assume (financially and otherwise) those risks. Counterparty acknowledges that Bear Stearns has advised Counterparty to consult its own tax, accounting and legal advisors in connection with this Transaction evidenced by this Confirmation and that the Counterparty has done so.

Eligible Contract Participant. Each party represents that it constitutes an "eligible contract participant" as such term is defined in Section 1(a)12 of the Commodity Exchange Act, as amended.

Payment Date Netting. The parties agree that subparagraph (ii) of Section 2(c) of the Master Agreement will not apply to any Transactions that are or will be governed by the Master Agreement. Thus all amounts payable on the same date in the same currency in respect of all Transactions shall be netted.

Governing Law. The laws of the State of New York, without reference to the choice or conflicts of law principles thereof.

Termination Currency. USD shall be the Termination Currency.

Transfer. Bear Stearns may transfer its rights and obligations under this Transaction, in whole or in part, to any of its Affiliates without Counterparty's consent; provided that Counterparty does not provide to Bear Stearns an opinion of recognized tax counsel or accountants that such transfer could result in a substantial likelihood (a) of Counterparty being required to withhold as a result of any tax and to "gross up" under the Account Agreement;
(b) that Counterparty could be withheld against, and that the transferee of Bear Stearns would not be required to "gross up" under the Account Agreement; or (c) of other adverse tax consequences to Counterparty.

Contact information. The addresses for notice to the parties shall be:

(a) Counterparty:

Mr. Sumner M. Redstone
c/o National Amusements, Inc.


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NY29877


200 Elm Street Dedham, MA
02026-4536

 (b) Bear Stearns:

Bear Stearns Bank plc
Block 8, Harcourt Centre
Charlotte Way
Dublin 2, Ireland
Tel (353-1) 402 6200
Fax (353-1) 402-6223

with a copy to:

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
Attention: Patrick Dempsey

This Confirmation may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Counterparty hereby agrees to check this Confirmation and to confirm that the foregoing correctly sets forth the terms of the Transaction by signing in the space provided below and returning to Bear Stearns a facsimile of the fully-executed Confirmation to 212-272-9857. For inquiries regarding U.S. Transactions, please contact Robin Black by telephone at 212-272-6345. For all other inquiries please contact Orlaith O'Dea by telephone at 353-1-402-6220. Originals will be provided for your execution upon your request.


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NY29877


We are very pleased to have executed this Transaction with you and we look forward to completing other transactions with you in the near future.

Very truly yours,

BEAR, STEARNS & CO. INC., AS AGENT FOR BEAR, STEARNS BANK PLC



By:     /s/ Harry Engelman
        ---------------------------
        Name: Harry Engelman

        Title: Senior Managing Director





Counterparty hereby agrees to, accepts and confirms the terms of the foregoing as of the Trade Date.

Mr. Sumner M. Redstone



By:     /s/ Sumner M. Redstone
        ---------------------------